UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) November 10, 2021

Wearable Health Solutions, Inc.
(Exact name of registrant as specified in its charter)

Nevada	333-153290	26-3534190
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Yonge St., Suite 1600, Toronto, Ontario Canada	M4P 1E4
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 226.4827

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On November 10, 2021, Wearable Health Solutions, Inc., a Nevada corporation (the “Company”), pursuant to the terms of the Company’s existing Regulation A+ offering (File No. 24-111316) (the “Offering”) originally dated October 14, 2020 and Qualified on November 10, 2020 (“Qualification Date”) has decided to extend the Offering due to the COVID-19 pandemic and economic conditions. The Offering was scheduled to terminate twelve months after the Qualification Date subject to an extension by the Company for up to thirty (30) days. The Company has decided to extend the Offering until the Company has filed its Form 10 Registration Statement on or about November 19, 2021, unless earlier terminated by the Company.

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wearable Health Solutions, Inc.

/s/ Peter Pizzino
Peter Pizzino

President
Date: November 19, 2021

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